Grant Thornton

August 8, 2011

The Shareholders and Directors of
StellarOne Corporation
590 Peter Jefferson Parkway, Suite 250
Charlottesville, VA 22911

Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Dear Shareholders and Directors:

We are providing this letter solely for inclusion as an exhibit to StellarOne Corporation's (the "Company") Form 10-Q filing pursuant to Item 601 of Regulation S-K.

As stated in Note 7 to the unaudited consolidated financial statements included in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, the Company changed its accounting for the date of its annual impairment testing for goodwill from September 30th to October 1st. Note 7 also states management's belief that the newly adopted accounting principle is preferable in the circumstances because the later date provides the Company with the needed time to more efficiently complete its annual impairment testing in conjunction with its December 31st year-end closing activities; is better aligned with the timing of its annual budget process and provides better delineation between a third quarter and fourth quarter measurement date, which also aligns with the Company's goodwill impairment testing procedures, which must be completed during the fourth quarter due to the availability of necessary data along with alignment with the financial forecast and budget preparation process. As also stated in Note 7, for fiscal year 2011 management will test goodwill for impairment on both September 30, 2011 and October 1, 2011 as part of the process of changing the annual impairment testing date to October 1st.

With regard to the aforementioned accounting change, it should be understood that authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method and, in expressing our concurrence below, we have relied on management's business planning and judgment and on management's determination that this change in accounting principle is preferable.

Based on our reading of management's stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that the newly adopted method of accounting is preferable in the Company's circumstances.

We have not audited the application of the aforementioned accounting change to the financial statements included in Part I of the Company's Form 10-Q. We also have not audited any

consolidated financial statements of the Company as of any date or for any period subsequent to December 31, 2010. Accordingly, we do not express an opinion on whether the accounting for the change in accounting principle has been properly applied or whether the aforementioned financial statements are fairly presented in conformity with accounting principles generally accepted in the United States of America.

Very truly yours,

Grant Thornton LLP